Exhibit 99.1

INSSECO SP. Z O.O. PREDECESSOR

CARVE-OUT FINANCIAL STATEMENTS

PLN IN THOUSANDS

- - - - - - - - - -

Ernst & Young Audyt Polska spółka z ograniczoną odpowiedzialnością sp. k. Rondo ONZ 1 00-124 Warszawa Tel: +48 22 557 70 00 Fax: +48 22 557 70 01 warszawa@pl.ey.com www.ey.com/pl

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of Insseco sp. z o.o.

We have audited the accompanying financial statements of Insseco sp. z o.o. Predecessor, which comprise the carve-out balance sheet as of December
31, 2014, and the related carve-out statements of income, changes in net investment of the parent company and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insseco sp. z o.o. Predecessor at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Audyt Polska spółka z ograniczoną odpowiedzialnością sp.k.

Warsaw, Poland

October 9, 2015

INSSECO SP. Z O.O. PREDECESSOR

CARVE-OUT BALANCE SHEET
As of December 31, 2014
(Expressed in PLN thousands)

December 31, 2014
ASSETS

CURRENT ASSETS:
Trade receivables – third parties, net of allowance for doubtful accounts of PLN 4,086	11,633
Trade receivables – affiliate, no allowance recognized	186
Other assets	7
Total current assets	11,826
LONG-TERM ASSETS:
Intangible assets, net (Note 4)	2,428
Capitalized software development costs (Note 4)	1,992
Property and equipment, net (Note 3)	876
Total long-term assets	5,296

Total assets	17,122

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	1,444
Liabilities to governmental authorities, accruals and other liabilities (Note 7, Note 8)	6,186
Provisions for loss on uncompleted contracts	146
Total current liabilities	7,776
LONG-TERM LIABILITIES:
Deferred tax liability (Note 7)	396
Retirement provisions	106
Total long-term liabilities	502

Total liabilities	8,278

Total net investment of the Parent Company (Note 5)	8,844

Total Liabilities and Net investment of the Parent Company	17,122

The accompanying notes are an integral part of these predecessor carve-out financial statements.

INSSECO SP. Z O.O. PREDECESSOR

CARVE-OUT STATEMENT OF INCOME
For the year ended December 31, 2014
(Expressed in PLN thousands)

For the year ended December 31, 2014

Revenues	48,502

Cost of revenues	24,405

Gross Profit	24,097

Operating Expenses:
Selling, marketing, general and administrative	7,688

Total operating expenses	7,688

Operating Income	16,409

Income before taxes	16,409
Taxes on income (Note 7)	3,278

Net income	13,131

The accompanying notes are an integral part of these predecessor carve-out financial statements.

INSSECO SP. Z O.O. PREDECESSOR

CARVE-OUT STATEMENT OF CHANGES IN NET INVESTMENT OF THE PARENT COMPANY
For the year ended December 31, 2014
(Expressed in PLN thousands)

Balance, January 1, 2014	5,211

Net income	13,131
Distributions to the Parent Company	(9,498)

Balance, December 31, 2014	8,844

The accompanying notes are an integral part of these carve-out financial statements.

INSSECO SP. Z O.O. PREDECESSOR

CARVE-OUT STATEMENT OF CASH FLOWS
For the year ended December 31, 2014
(Expressed in PLN thousands)

For the year ended December 31, 2014

Net income	13,131

Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	876
Deferred income taxes	858
Income tax payable	(310)
Changes in operating assets and liabilities:
Trade receivables	(764)
Trade payables, accruals, receivables and liabilities to governmental authorities (except income tax)	(1,214)
Provisions for future losses	(1,552)
Total adjustments	(2,106)
Net cash provided by operating activities	11,025
Cash flows from investing activities:
Purchase of property and equipment	(555)
Capitalized software development costs	(972)
Net cash used in investing activities	(1,527)

Cash flows from financing activities:
Distributions to the Parent Company	(9,498)
Net cash used in financing activities	(9,498)

Net decrease in cash and cash equivalents	-

Cash and cash equivalents at beginning of the year	-
Cash and cash equivalents at end of the year	-
Cash paid during the year for:
Income taxes	(2,730)

The accompanying notes are an integral part of these predecessor carve-out financial statements.

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the year ended December 31, 2014
(Expressed in PLN thousands, except share and per share data)

NOTE 1:-	BASIS OF PRESENTATION AND GENERAL INFORMATION

Insseco Sp. z o.o. (“Insseco”, the “Company”) was incorporated in Poland on the basis of a Notarial Deed dated January 16, 2015. Insseco was established by Asseco Poland S.A. (“Asseco Poland”, “the Parent Company”) for the purpose of acquiring from Asseco Poland its commercial insurance software business (“Insseco business”), and is a wholly owned subsidiary of Asseco Poland. Insseco specializes in the development of software and provision of services to the commercial insurance industry. The Insseco business is hereinafter referred to the “Insseco Sp. z o.o. Predecessor” or “the Company” in these predecessor carve-out financial statements

On June 1, 2015, Asseco Poland signed an agreement with Insseco according to which Asseco Poland sold certain fixed assets, licenses, property rights and selected projects to Insseco. Moreover 140 employees have been transferred to Insseco Sp. z o.o. in June 2015.

On June 30, 2015, the Company entered into two Loan Agreements (“the loans”) with Asseco Poland under which Asseco Poland provided the Company with two loans in the amount of PLN 27,440 and PLN 11,812 for working capital purposes (Note 5).

On July 28, 2015, an indirect subsidiary of Asseco Poland, Sapiens Technology (1982) LTD. (“Sapiens”), a subsidiary of Sapiens international N.V., entered into a definitive agreement for the acquisition of all shares of Insseco. The sale was finalized on August 18, 2015.

a.	Basis of preparation of the carve-out financial information

The predecessor carve-out financial statements have been prepared on the basis of management’s identification of “Insseco business” which formed part of the consolidated financial statements of Asseco Poland as of and for the year ended December 31, 2014.

The predecessor carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) on a “carve-out” basis from the accounting records of Asseco Poland using the historical carrying costs of the business for the year presented including allocation of expenses from Asseco Poland. The actually basis of allocation is described below.

The predecessor carve-out financial statements have been prepared on a going concern basis, and, in the opinion of the management, has been prepared on a consistent basis and include all necessary adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the Insseco business.

The Insseco business was not separately reported within the consolidated financial statements of Asseco Poland, but was carried out on an integrated basis as part of Asseco Poland.

Accordingly, certain revenues, expenses, assets and liabilities have been allocated by management to reflect in the predecessor carve-out financial statements only those items attributable to the Insseco business activities. In order to prepare the carve-out financial statements management has either specifically identified transactions (direct usage) or used proportional cost methods based on specific drivers, computed on specifically identified ratios such as realized margin or number of respective employees.

As such, certain corporate expenses of the Parent Company that were not historically allocated to the Insseco business have been allocated to the Company based on the determination of whether (i) the Company derived any benefit from the cost incurred, and (ii) whether the Company would need to replace the cost if acting as a stand-alone entity. Such items included certain management, legal, finance, human resources, information technology, and facilities, among others.

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the year ended December 31, 2014
(Expressed in PLN thousands, except share and per share data)

Specifically, these expenses include the cost associated with the proportional time dedicated to the Insseco business by (i) executive management for oversight, (ii) accounting and finance personnel for accounts payable processing and accounting oversight, (iii) human resource personnel for payroll processing, benefits management, and recruiting services, (iv) rents, utilities, real estate tax, insurance, and (v) information technology personnel associated with maintaining the information technology infrastructure.

Management believes that the methods of allocation related to expenses that had historically been incurred by Asseco Poland on the Company’s behalf, are reasonable and necessary for a fair presentation of the Company’s carve-out balance sheet, carve-out statement of income, carve-out statement of changes in net investment of the Parent Company, and carve-out statement of cash flows in accordance with US GAAP.

Management believes that the cost allocations described above reasonably present the financial position, results of operations and cash flows of the Company. However, the predecessor carve-out balance sheet, statement of income and cash flows may not be indicative of the results that would have been realized had the Company operated as an independent stand-alone entity for the year presented. Had the Company operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

Property and equipment:

Property and equipment were identified and directly attributed to the Company by fixed asset registry number following the agreement signed between the Company and Asseco Poland. The additions and disposals during presented periods were individually analyzed and allocated by management based on specific types of property and equipment.

Intangible assets:

Intangibles were identified and directly attributed to the Company by intangibles registry number following the agreement signed between the Company and Asseco Poland.
The additions and disposals during presented periods were individually analyzed and allocated by management based on specific types of intangibles.

Trade payables:

The accounts payable were allocated directly to the Company by identification of Insseco business suppliers and on the level of costs of sales and payables turnover ratio calculated for Asseco Poland.

Prepayments:

The prepayments were directly attributed to the Company through identification of respective titles of prepayments.

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the year ended December 31, 2014
(Expressed in PLN thousands, except share and per share data)

Income taxes:

The Insseco business was not a separate legal entity. The results of the business were included in the tax declarations of Asseco Poland. However, taxes for the periods presented have been specifically re-computed by management as if the Insseco business was a standalone entity by using the effective tax rate of Asseco Poland. Deferred tax asset and liabilities were calculated on major temporary differences.

Post-employment benefits and provisions for employees:

The post-employment benefits and provisions for employees were allocated directly to the Company by identification of Insseco business’s employees and using professional judgment of management.

Statement of cash flows:

The statement of cash flows has been constructed based on the receipts and payments relating to Insseco business. Historically, the Insseco business’s cash resources had been managed within the Parent Company’s consolidated cash management function. The settlement of intercompany receivables and payables resulting from the Parent Company’s consolidated cash management has not been required and will not be required in connection with the sale of the Insseco business. The net impact of these intercompany receivables and payables have therefore been reflected as contributions from or distributions to the Parent Company in these financial statements.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates:

The preparation of predecessor carve-out financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the predecessor carve-out financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from current estimates with respect to these and other items.

b.	Foreign currency translation:

The functional currency of the Company is the Polish zloty (“PLN”) since the Company operates in the Polish market and therefore, primarily transacts business in PLN. The Company’s accounting records are maintained in PLN. Transactions involving other currencies during the year are converted into PLN using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities which are denominated in other currencies are translated into PLN at the year-end exchange rates.

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the year ended December 31, 2014
(Expressed in PLN thousands, except share and per share data)

c.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	10-60
Motor vehicles	20-40
Office furniture and equipment	14-30

d.	Intangible assets:

Licenses are amortized over their estimated useful life of licenses assets on a straight-line basis. The weighted average annual rates for other intangible assets are as follows:

%

Licenses	10-10.9

e.	Impairment of long-lived assets:

The Company’s long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

f.	Research and development costs:

Research and development costs incurred in the process of software production before establishment of technological feasibility are charged to expenses as incurred. Costs incurred to develop software to be sold are capitalized after technological feasibility is established in accordance with ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed". Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design.

Costs incurred by the Company between completion of the detailed program design and the point at which the product is ready for general realease, have been capitalized.

g.	Accounts receivable and allowance for doubtful accounts:

The accounts receivable and allowance for doubtful accounts were allocated directly to the Company by identification of Insseco business customers and based on the products and services attributable to the Insseco business.

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the year ended December 31, 2014
(Expressed in PLN thousands, except share and per share data)

Accounts receivables are recorded based on the invoice price, inclusive of VAT (sales tax), basing on the terms agreed in the contracts with the customers. The allowances for doubtful accounts are based on the experience with past due accounts, collectability, history of write-offs, aging of accounts receivable, the analysis of customer data and the relationships with and the economic status of the customers. Individual trade receivables are provided against when management deems them not to be fully collectable.

h.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740 "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the asset and liability method, whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

The Company classifies interest as financial expenses and penalties as selling, marketing, general and administrative expenses.

i.	Revenue recognition:

The Company generates revenues from sales of software licenses which normally include significant implementation services that are considered essential to the functionality of the software license. In addition, the Company generates revenues from post implementation consulting services and maintenance services.

Revenues are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses which normally include significant implementation that is considered essential to the functionality of the license. The Company accounts for revenues from the services (either fixed price or Time and Materials (T&M)) together with the software under contract accounting using the percentage-of-completion method in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts". The percentage of completion method is used when the required services are quantifiable, based on the estimated number of labor hours necessary to complete the project, and under that method revenues are recognized using labor hours incurred as the measure of progress towards completion.

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the year ended December 31, 2014
(Expressed in PLN thousands, except share and per share data)

In accordance with ASC 985-605, the Company establishes Vendor Specific Objective Evidence ("VSOE") of fair value of maintenance services based on the price charged when the element is sold separately (that is, the actual renewal rate).

Provisions for estimated losses on contracts in progress are made in the period in which they are first determined, in the amount of the estimated loss on the entire contact.

Maintenance revenue is recognized ratably over the term of the maintenance agreement. Deferred revenues and customer advances include unearned amounts received under maintenance and support agreements and amounts received from customers, for which revenues have not yet been recognized.

Post implementation consulting services provided on a "Time and Materials" ("T&M") basis are recognized as services are performed.

j.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

The Company's trade receivables are derived from sales to customers located mainly in Poland. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

k.	Post-employment benefits and provisions for employees:

The Company’s employees are entitled to retirement payments and accordingly the Company provides for the current value of the liability related to these benefits. A provision is calculated based on the terms set in the collective labor agreement. The amount of the provision for retirement bonuses depends on the age of employees and the pre-retirement time of work for the Company and typically equals one month salary.

The Company does not create a specific fund designated for these payments and all payments related to the benefits are charged to the accrued liability. The provision for the employees’ benefits is calculated annually using the projected unit method and any losses or gains resulting from the valuation are immediately recognized in the Statement of Income.

l.	Impact of recently issued accounting standards:

On May 28, 2014, the FASB completed its Revenue Recognition project by issuing Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers. The new Revenue Recognition guidance is effective for annual reporting periods for nonpublic entities beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Furthermore, on August 12, 2015, the FASB issued ASU 2015-14 which defers the effective date for nonpublic entities to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its financial statements.

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the year ended December 31, 2014
(Expressed in PLN thousands, except share and per share data)

In August 2014, the FASB issued ASU No. 2014-15 – Presentation of Financial Statements - Going Concern (Subtopic 205-40) that provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. This ASU requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. This ASU is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

NOTE 3:-	PROPERTY AND EQUIPMENT

Composition of property and equipment is as follows:

December 31, 2014
Cost
Computers and peripheral equipment	5,531
Motor vehicles	804
Office furniture and equipment	350
6,685
Accumulated depreciation
Computers and peripheral equipment	5,128
Motor vehicles	361
Office furniture and equipment	320
5,809
Property and equipment, net	876

Additions of PLN 555 were made mainly to motor vehicles and computers and peripheral equipment during the year 2014. Depreciation expense totaled PLN 544 for the year 2014.

NOTE 4:-	INTANGIBLES AND CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Composition of intangibles is as follows:

December 31, 2014
Original amounts
Licenses	3,216
Capitalized Development Costs	1,992
5,208

Accumulated amortization
Licenses	788
788
Intangibles, net	4,420

Amortization expense totaled PLN 332 for the year 2014. In 2014, the amount of PLN 958 was capitalized as Development Costs and additions of PLN 14 were made to licenses.

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the year ended December 31, 2014
(Expressed in PLN thousands, except share and per share data)

Estimated amortization expense for future periods:

For the year ended December 31,

2015	319
2016	319
2017	319
2018	319
2019	319
2020 and thereafter	833
Total	2,428

NOTE 5:-	TRANSACTIONS WITH RELATED PARTIES

Transactions with the Parent Company

On June 17, 2015 Extraordinary Shareholders’ Meeting of Insseco Sp. z o.o. adopted resolution regarding increase of share capital from PLN 50 and 100 shares to PLN 2 000 and 40 000 shares with a nominal value of PLN 50 each.

As these financial statements represent a subsidiary of the Parent Company, the Parent Company’s net investment in the Company is shown in lieu of shareholder’s equity. The net investment includes the Company’s accumulated earnings (losses) as well as cash contributions and distributions to and from the Parent Company in connection with Parent Company’s cash management function. Historically, the Insseco business’s cash resources had been managed within the Parent Company’s consolidated cash management function. The settlement of intercompany receivables and payables resulting from the Parent Company’s consolidated cash management has not been required and will not be required in connection with the sale of the Company. The net impact of these intercompany receivables and payables have therefore been reflected as contributions from or distributions to the Parent Company in these financial statements.

On June 30, 2015, the Net Investment of the Parent Company was PLN 23,677.  On June 30, 2015, the Company entered into a two Loan Agreements (“the loans”) with Asseco Poland under which Asseco Poland converted a portion of the net investment amounting to PLN 39,252 into two loans in the amount of PLN 27,440 and PLN 11,812, respectively.

The interest rate on the loans is variable and equal to WIBOR 3M (Warsaw Interbank Offered Rate) for three-month deposit, plus a margin of 1 percent point per annum. Interest is due on quarterly basis.

The loan in the amount of PLN 27,440 shall be repaid in the amount of PLN 24,010 no later than September 30, 2015 and the amount the amount of PLN 3 430 no later than September 30, 2016.

The loan in the amount of PLN 11,812 shall be repaid no later than September 30, 2016.

For the purpose of accompanying carve-out financial statements the intercompany loans have not been recognized. The net impact of these intercompany receivables and payables have been reflected as contributions from or distributions to the Parent Company in these financial statements (Note 6).

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the year ended December 31, 2014
(Expressed in PLN thousands, except share and per share data)

Transactions with Affiliated Company

The Company’s sales to Sapiens Software Solutions (IDIT) LTD for the year ended December, 31 2014 amounted to PLN 400. The balance receivable at December 31, 2014 amounted to PLN 186.

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Promissory note agreement:

On June 30, 2015 in accordance with Loan Agreements, the Company issued in favor of Asseco Poland the blank promissory notes with no protest clause as security for the Loan Agreements signed with Asseco Poland (Note 5).

b.	Bank guarantees

As of December 31, 2014 the Company has issued bank guarantees amounted to PLN 3,701. Out of it, PLN 3,380 were bank guarantees issued by ING Bank Śląski S.A. and PLN 321 were bank guarantees issued by Bank Pekao S.A.

c.	Legal proceedings

There were no claims or legal proceedings in the reporting period.

NOTE 7:-	INCOME TAXES

a.	The Insseco business was not a separate legal entity. The results of the Insseco business were included in the tax declarations of Asseco Poland. However, taxes for the periods presented have been specifically re-computed by management as if the Insseco business was a standalone entity by using the effective tax rate of Asseco Poland of 20%.

b.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Company's deferred tax assets and liabilities are as follows:

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the year ended December 31, 2014
(Expressed in PLN thousands, except share and per share data)

December 31, 2014
Deferred tax liability:
Receivables from valuation of long-term IT contracts	(897)

Total	(897)
Deferred tax assets:
Provisions and accruals	473
Liabilities related to valuation of IT contracts	28

Total	501

Net deferred tax liability before valuation allowance	(396)
Valuation allowance

Total net deferred tax liability	(396)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company did not record a valuation allowance at June 30, 2015 or December 31, 2014.

NOTE 8:-	LIABILITIES TO GOVERNMENTAL AUTHORITIES, ACCRUALS AND OTHER LIABILITIES

December 31, 2014
Holiday accrual	756
Bonus accrual	1,475
Audit fee	160
Liabilities to governmental authorities	1,363
Income tax payable	2,420
Other liabilities	12

Total	6,186

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the year ended December 31, 2014
(Expressed in PLN thousands, except share and per share data)

NOTE 9:	SUBSEQUENT EVENTS

On June 30, 2015, the Company entered into a two Loan Agreements with Asseco Poland. See Note 5 for the loans with parent.

On July 28, 2015, Asseco Poland entered into a definitive agreement with Sapiens for the acquisition of all shares of Insseco. The sale was finalized on August 18, 2015. (Note 1).

The Company has evaluated subsequent events through October 9, 2015 at which date financial statements were available to be issued.

- 17 -